Guggenheim Build America Bonds Managed Duration Trust
2455 Corporate West Drive
Lisle, Illinois 60532

October 22, 2010

Mr. Richard Pfordte
Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

    Re: Guggenheim Build America Bonds Managed Duration Trust
           Registration Statement on Form N-2
           (File Nos. 333-168042 and 811-22437)

Dear Mr. Pfordte and Ms. Browning:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Guggenheim Build America Bonds Managed Duration Trust hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 10:00 a.m., Eastern time, on October 26, 2010 or as soon as practical thereafter.

Sincerely,

GUGGENHEIM BUILD AMERICA BONDS
MANAGED DURATION TRUST

By:      /s/ Kevin M. Robinson
Name: Kevin M. Robinson
            Title: Chief Executive Officer and Chief Legal Officer

Global Markets & Investment Banking

One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

October 22, 2010

Mr. Richard Pfordte
Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Guggenheim Build America Bonds Managed Duration Trust
Registration Statement on Form N-2
File Nos. 333-168042 and 811-22437

Dear Mr. Pfordte and Ms. Browning:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on September 30, 2010 and the Preliminary Prospectus dated September 30, 2010, began on September 30, 2010 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on October 26, 2010, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 85,569 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on October 26, 2010 or as soon thereafter as practicable.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH
                              INCORPORATED

On behalf of the Several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
                                     INCORPORATED

By: /s/ Palma Mazzolla
       Name:  Palma Mazzolla
       Title: Vice President